August 28, 2008

VIA EDGAR

Robert Telewicz
Senior Staff Accountant
Jennifer Monick
Staff Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N. E.
Washington D.C. 20549

Re: PICO Holdings, Inc. Form 10-K for the year ended December 31, 2007 filed February 29, 2008, Form 10-Q for the Quarterly Period Ended Match 31, 2008, filed May 9, 2008, Definitive Proxy Statement filed March 19, 2008

File No. 033-36383

Dear Mr. Telewicz and Ms. Monick:

Thank you for your letter dated July 29, 2008 with respect to our Form 10-K for the year ended December 31, 2007, our Form 10-Q for the three months ended March 31, 2008 and our Definitive Proxy Statement. The Staff’s comments suggesting additional disclosures in future filings are noted and we have incorporated the Staff’s suggestions, as appropriate, into our Form 10-Q for the six months ended June 30, 2008.  We appreciate that the Staff’s comments are designed to enhance the overall disclosures to shareholders and other readers of our filings in order to assist them in better understanding our business and operations and the risks and uncertainties inherent in those operations.

Form 10-K for the year ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Company Summary, Recent Developments and Future Outlook

Insurance Operations in “Run Off,” page 25

1.  We note that the management’s use of independent third parties in estimating loss reserves.  Please tell us the nature and extent of the third parties’ involvement in management’s decision making process with respect to estimating loss reserves.

In response to the Staff’s request, we respectfully inform the Staff that we use an independent third party actuary to calculate an actuarial point estimate on all our insurance books of business. Management critically analyzes the independent third party actuary’s estimate and establishes its reserve estimate after analyzing the methods, assumptions and data used by the independent third party actuary.  During the three years ended December 31, 2007, management’s recorded reserve has equaled the actuarial point estimate.

Results of Operations – Years Ended December 31, 2007, 2006, and 2005

Net Income or Loss, page 31

2.  We note you disclose you recorded a valuation allowance against income tax losses in some subsidiaries. It does not appear that there was any change in the valuation allowance as of December 31, 2007. Please reconcile this statement to note 7. Federal, Foreign and State Income Tax on page 70.

In response to the Staff’s request, we respectfully inform the Staff that included in our consolidated financial statements are certain subsidiaries that are not included in the Company’s consolidated U.S. federal tax return since those subsidiaries are less than 80% owned.  Furthermore, we have determined it is more likely than not that those subsidiaries cannot support carrying values of the deferred tax asset for net operating loss carryforwards due to a lack of foreseeable taxable income.

Since these entities are not included in our consolidated U.S. federal tax return, we did not include these subsidiaries’ gross deferred tax asset, primarily net operating losses, and associated valuation allowance, in footnote 7, Federal, Foreign and State Income Tax in the 10-K for the year ended December 31, 2007.

In future filings we will enhance our disclosure in management’s discussion and analysis of the consolidated tax provision to include a discussion on such subsidiaries which generate net operating losses without any associated tax benefit because they are excluded from the consolidated federal income tax return of the group and are unable to use such losses on their own separate tax return.

We have added the disclosure noted below to our Form 10 –Q for the quarterly period ended June 30, 2008 under the heading "Accounting for Income Taxes" in footnote 1:

    The effective income tax rate is 40% and 46% for the three and six months ended June 30, 2008, respectively, and 35% and 25% for the three and six months ended June 30, 2007, respectively.  The effective rate differs from the statutory rate primarily due to the recognition of interest expense and penalties on uncertain tax positions, operating losses without any associated tax benefit from subsidiaries that are excluded from the consolidated federal income tax return, certain non-deductible compensation expense, and state income tax charges.

Financial Statements

Notes to Consolidated Financial Statements

7. Federal, Foreign, and State Income Tax, page 70

3.  It appears you wrote off $616 thousand of deferred tax assets during 2007; however it does not appear that there has been any change in your valuation allowance. Please confirm for us that you had provided a valuation allowance for these assets in prior periods. Additionally, please tell us and disclose in your filing what led to the $616 thousand write off.

In response to the Staff’s request, we respectfully inform the Staff that we did not provide a valuation allowance in the prior year for the particular assets written off in 2007.  The deferred tax assets, which were related to state tax matters, were recorded in a wholly-owned subsidiary during 2005.  During 2007, the Company implemented various tax planning strategies, the conclusions of which indicated that these particular deferred tax assets, as well as deferred tax liabilities on unrealized gains, were not recoverable or payable respectively. Consequently, the Company expensed these deferred tax assets during the year ended December 31, 2007 directly through the tax provision when it became more likely than not that such assets would not be realized.

17. Segment Reporting

Business Acquisitions and Financing, page 77

4.  With respect to your segment disclosure, please tell us how you have applied paragraph 17 of SFAS 131 in determining it would be appropriate to aggregate acquired businesses and strategic interests in business with the activities of PICO that are not included in other segments.

In response to the Staff’s request, we respectfully inform the Staff that the paragraph 17 of SFAS 131 does not apply to the Business Acquisitions and Financing segment because there is no aggregation of operating segments to get to the reporting segment.  Consequently, the reporting segment is the operating segment for purposes of SFAS 131. The Chief Operating Decision Maker (“CODM”) regularly receives only consolidated segment reports on a quarterly basis that show the aggregate revenues and expenses of the business acquisitions and financing segment.  Furthermore, the CODM does not receive regular profit or loss measures at a level below the aggregate segment results.

Exhibits 31.1 and 31.2

5.  We note your certifications do not comply with the content of the certificates required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have replaced the word “report” with “annual report” in paragraph 2 and you have removed “(or persons performing the equivalent functions)” from paragraph 5.  Also, in Exhibit 31.2, you have replaced the word “report” with “quarterly report” in paragraph 3, you have changed the term “internal control” to “internal controls” in paragraph 4, and you have changed the term “disclosure controls” to “disclosure control” in paragraph 4a. Please revise your certifications in future filings to comply with the Exchange Act Rules.

In response to the Staff’s request, we respectfully inform the Staff that we will revise our certifications to be included in our Form 10-K for the year ended December 31, 2008, to use the exact language prescribed in Exchange Act Rules 13a-14(a) and 15d-14(e) and that we have revised our certifications included in our Form 10-Q for the quarterly period ended June 30, 2008.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Three Months Ended March 31, 2008 and 2007

First Quarter Net Income (Loss), page 9

6.  Please tell us and disclose in your filing the facts and circumstances that resulted in management recording provisions for interest and penalties on unrecognized tax benefits and recording valuation allowances during the three months ended March 31, 2008

Provisions for Interest and Penalties:

The Company provides for interest and penalties in accordance with paragraph 21(c) of FIN 48.  During the quarter ended March 31, 2008, we recorded a tax liability for a subsidiary in receivership and a receivable from the receiver who is managing the estate of the subsidiary.  As a result, during the three months ended March 31, 2008 we accrued the associated interest and penalties that may be payable on this tax liability.

We have added the disclosure noted below to our Form 10 –Q for the quarterly period ended June 30, 2008 under the heading "Accounting for Income Taxes" in footnote 1:

    FIN 48 liabilities increased by $11.3 million for a tax liability and associated interest and penalties for a subsidiary in receivership together with a receivable of $9.7 million due from the receiver, who is managing the estate of the subsidiary.

Valuation Allowances:

Please refer to our response to question 2 above with respect to the valuation allowance.   As noted, we have enhanced our disclosure with respect to this item in our Form 10 – Q for the quarterly period ended June 30, 2008 as follows.

    The effective income tax rate is 40% and 46% for the three and six months ended June 30, 2008, respectively, and 35% and 25% for the three and six months ended June 30, 2007, respectively.  The effective rate differs from the statutory rate primarily due to the recognition of interest expense and penalties on uncertain tax positions, operating losses without any associated tax benefit from subsidiaries that are excluded from the consolidated federal income tax return, certain non-deductible compensation expense, and state income tax charges.

Exhibits 31.1 and 31.2

7. We note your certifications do not comply with the content of the certification required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note that you have deleted the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d). Please revise your certifications in future filings to comply with the Exchange Act Rules.

In response to the Staff’s request, we respectfully inform the Staff that we will revise our certifications in future filings and have revised our certifications included in our Form 10-Q for the quarterly period ended June 30, 2008 as follows (excerpt limited to paragraph (d) of such certification):

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

Definitive Proxy Statement

Compensation Discussion and Analysis

Our Compensation Philosophy and Programs, page 12

8. We note your disclosure that you consider prevailing practices of comparable companies in deciding the amount and type of compensation for your executive officers and that this is peer group consists of public companies in certain industry segments. If you have benchmarked different elements of compensation against different peer groups, please identify the companies that compromise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also, provide a discussion of where actual payments fall within targeted parameters. To the extent actual compensation was outside targeted percentile range, include an explanation of the reason for this. Please provide this disclosure in future filings and tell us how you intend to comply.

In response to the Staff’s comments, we respectfully inform the Staff that historically we have not benchmarked different elements of compensation against peer groups or set specific target parameters to compare where actual compensation fell, but rather analyzed base and total average compensation over time when considering the appropriateness of any compensation program. We have historically considered the prevailing compensation practices of comparable companies in relevant industry segments when annually reviewing the various compensation elements we use in determining the total compensation programs for our Named Executive Officers, while recognizing our unique and diversified operations and assets.  In setting compensation, we use a strategy which employs a subjective approach rather than a rigid formulaic approach.  We gather information from the peer group and present that data to the Compensation Committee to help them determine the appropriate salary level, as discussed below.

As we describe on page two of our Form 10-K for the fiscal year ending December 31, 2007, we are a diversified holding company.  To maximize long-term shareholder value, our strategic mission is to manage operations to achieve a superior return on net assets over the long term by:

-	Building and operating businesses where we believe significant value can be created from the development of unique assets; and
-	Acquiring businesses which we identify as undervalued and where our management participation in operations can aid in the recognition of the business’s fair value as well as create additional value.

In turn, this business strategy dictates the critical skills required of our management team, with particular emphasis placed on demonstrated expertise in asset acquisition, investment, and financial management and business operations of acquired entities in local as well as international markets.  Our implementation of this strategy necessarily means that we review, operate and manage a broad and diversified range of investments, assets, and operations which currently include water resources and storage, real estate, and insurance, but may include related or unrelated businesses in the future.

Industry categories and companies that our Compensation Committee believes are comparable to our businesses and strategies include both of the following:

-	those in which management teams must have asset acquisition, investment, operational, and financial management skills like those required to implement our strategy; and
-	those in the industries in which we made acquisitions and conduct operations.

As a result, our peer group of comparable industry categories and public companies are comprised of a broad spectrum of finance, insurance, and real estate organizations (SIC code 6100 – 6700), excluding depository and non-depository institutions, insurance brokers and agents, and trusts.  We also note that while many of the companies in this category own diverse businesses or make investments in a range of businesses or industries not unlike us, we are also significantly differentiated from many individual companies.  We primarily acquire controlling interests in operating companies within targeted industries and exercise not only strategic oversight but also significant managerial and operational responsibilities and controls.  With respect to our review and analysis as it relates to compensation matter, we also review the selection of comparable industry categories and public companies, and may add, delete, or replace as necessary to maintain comparability and relevance.

In order to develop competitive market compensation data on comparably-sized organizations in comparable industry categories described above, we use the value of shareholders’ equity as reported on Form 10-K as the best indicator of organizational size, along with total assets and market capitalization, as we further refine our peer group of companies.

While we are most similar, in terms of business strategy and the skill set required of management, to larger publicly-held companies such as Berkshire-Hathaway, Inc. and Leucadia National Corp., their relative size makes any comparison necessarily inappropriate.  In addition, many other peer entities whose size and operations are similar to ours are privately held enterprises and do not make their compensation information publicly available.

In order to provide more comprehensive disclosure in our next proxy statement, we will incorporate the above discussion into the section entitled “Our Compensation Philosophy and Programs” and expand discussion as shown in the following example:

The Consulting Division of Silverton Bank (formerly known as, The Bankers Bank) assists us in this analysis by conducting surveys and screenings of comparable industry categories and companies as well as providing marketplace compensation information from its automated compensation survey database.  This database contains compensation information from multiple survey sources as well as the proxy statements of a large majority of companies in the industry segments described previously.

We utilize information reported in the proxy statements of peer companies, as well as other relevant information from companies in industry segments in which we operate, in our analysis of Chief Executive Officer compensation.  For other Named Executive Officers, we utilize this same information as well as the broader information base provided by Silverton as described above.

We generally target the Chief Executive Officer’s cash compensation such that the sum of salary, bonus and non-equity incentive compensation is near the market 75th percentile using the market comparison data and information described above.  We target cash compensation for the other Named Executive Officers, as a group, near the market 75th percentile using the market comparison also described above.  In comparing cash compensation of all Named Executive Officers to market levels, we consider our bonus and incentives awards over a multi-year period (typically five years or more) ) due to the potentially significant year-to-year variation in “at risk” cash incentive bonus payout levels.

Messrs. Sharpe, W. Webb, D. Georgino, and M. Webb, together with Mr. Hart, operate as a team in a highly-collaborative and efficient working environment in order to take maximum advantage of their individual and complementary skill sets and experiences.  Accordingly, while each of the Named Executive Officers is directly responsible for the effective management of a discrete aspect of our operations and administration, the Named Executive Officers are jointly responsible for the execution of our plans and strategies.  For these reasons, we assess pay competitiveness by comparing their average salaries and average cash compensation as a group versus executives in positions, whose scope of accountability and position in the executive management hierarchy as a group, is similar to that of our management team (excluding the Chief Executive Officer), using the comparison groups and information discussed above.

In addition, we will expand discussion in the “Elements of Compensation” section by addressing the following items:

-	Add a sub-section on Cash Compensation (the sum of salary, bonus, and incentives).
-	Indicate how the CEO’s cash compensation compares to our competitive target level.
-	Explain any difference that exists.
-	Indicate how the average cash compensation of the other Named Executive Offices as a group compares to our competitive target level.
-	Explain any difference that exists.

PICO Holdings, Inc. acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to answer any further questions or provide additional information. I can be reached directly at 858 652 4132 or you may contact our Chief Financial Officer, Max Webb at 858 652 4114.

Sincerely,

/s/ Damian C. Georgino
Damian C. Georgino
Executive Vice President of Corporate Development and Chief Legal Officer
PICO Holdings, Inc.